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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                    ------------------------

                         SCHEDULE 14D-1
               Tender Offer Statement Pursuant to
     Section 14(d)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 2)

                     ------------------------

                  Helene Curtis Industries, Inc.
                    (Name of Subject Company)


                Conopco Acquisition Company, Inc.
                          Conopco, Inc.
                          Unilever N.V.
                            (Bidders)

                     ------------------------

              Common Stock, Par Value $.50 Per Share
                  (Title of Class of Securities)

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                            423236108
              (CUSIP Number of Class of Securities)

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                     Ronald M. Soiefer, Esq.
                          Vice President
                          Conopco, Inc.
                         390 Park Avenue
                     New York, New York 10022
                          (212) 888-1260
   (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on Behalf of Bidders)

                     ------------------------

                             Copy to:
                      Allen Finkelson, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, New York 10019
                          (212) 474-1000

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




          Conopco Acquisition Company, Inc., Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 20, 1996, as amended by Amendment No. 1, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.50 per share, of Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 3.   Past Contacts, Transactions or
                    Negotiations with the Subject Company.

          On March 15, 1996, Conopco, Inc., Conopco Acquisition Company, Inc. and Helene Curtis Industries, Inc. amended the Merger Agreement by entering into the First Amendment dated as of March 15, 1996 (the "First Amendment"). The First Amendment is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.


          Item 10. Additional Information.

          Conopco, Inc., Conopco Acquisition Company, Inc. and
Helene Curtis Industries, Inc. have entered into the First
Amendment, a copy of which is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.

          On March 18, 1996, Unilever, through a subsidiary, issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

          Item 11. Material to be Filed as Exhibits.

          (a)(9) Text of Press Release dated March 18, 1996, issued by UNUS.

          (c)(4) First Amendment dated as of March 15, 1996, among Conopco, Inc., Conopco Acquisition
                 Company, Inc. and Helene Curtis Industries, Inc.

                            SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 18, 1996

                                                  CONOPCO ACQUISITION COMPANY,
                                                  INC.,


                                                  By  /s/ Thomas J. Hoolihan
                                                    ---------------------------
                                                    Name:  Thomas J. Hoolihan
                                                    Title:  Secretary


                                                  CONOPCO, INC.,


                                                  By  /s/ Thomas J. Hoolihan
                                                    ---------------------------
                                                    Name:  Thomas J. Hoolihan
                                                    Title:  Secretary


                                                  UNILEVER N.V.,


                                                  By  /s/ Stephen G. Williams
                                                    ---------------------------
                                                    Name:  Stephen G. Williams
                                                    Title:  Secretary

                          EXHIBIT INDEX



                                                             Sequentially
Exhibit No.                        Exhibit                  Numbered Page
-----------                        -------                  -------------

(a)(9)                      Text of Press Release dated
                            March 18, 1996, issued by
                            UNUS.

(c)(4)                      First Amendment dated as of
                            March 15, 1996, among
                            Conopco, Inc., Conopco
                            Acquisition Company, Inc.
                            and Helene Curtis
                            Industries, Inc.

                                                   EXHIBIT (a)(9)



        UNILEVER ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
       WAITING PERIOD INVOLVING HELENE CURTIS ACQUISITION

          New York, NY, March 18, 1996 . . . Unilever United States, Inc. today announced that the Hart-Scott-Rodino waiting period relating to its proposed acquisition of Helene Curtis has expired. The tender offer by a subsidiary of Unilever United States, Inc. for all outstanding shares of Helene Curtis Common Stock is currently scheduled to expire today.

                                                   EXHIBIT (c)(4)

                         FIRST AMENDMENT, dated as of March 15,
                    1996 (the "First Amendment"), among CONOPCO,
                    INC., a New York corporation ("Parent"),
                    CONOPCO ACQUISITION COMPANY, INC., a Delaware corporation ("Sub"), and HELENE CURTIS INDUSTRIES, INC., a Delaware corporation (the "Company"), to the AGREEMENT AND PLAN OF MERGER dated as of February 13, 1996 (the "Merger Agreement"), among Parent, Sub and the Company.


          WHEREAS Parent, Sub and the Company each desire to amend the Merger Agreement.


          NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

          1. SECTION 7.09(a) of the Merger Agreement is hereby amended to read in its entirety as follows:

          "(a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors administering the Stock Option Plans (as defined below)) may adopt such resolutions or take such other actions as are required to provide that (i) each stock option to purchase shares of Company Common Stock heretofore granted under any stock option, stock appreciation rights or stock purchase plan of the Company (collectively, the "Stock Option Plans") outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall become fully exercisable immediately prior to the consummation of the Offer; (ii) each stock appreciation right heretofore granted under any Stock Option Plan outstanding immediately prior to the Offer, whether or not then exercisable, shall become fully exercisable immediately following the acceptance for payment of Shares pursuant to the Offer (the "Acceleration Time"); and (iii) all restrictions applicable to any restricted stock award heretofore granted under any Stock Option Plan outstanding immediately prior to the Offer shall lapse immediately prior to the consummation of the Offer."

          2. This First Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          3. This First Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.


          IN WITNESS WHEREOF, Parent, Sub and the Company have caused this First Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.


                                             CONOPCO, INC.,

                                               by
                                                  /s/ Thomas J. Hoolihan
                                                  -----------------------------
                                                  Name: Thomas J. Hoolihan
                                                  Title: Secretary


                                             CONOPCO ACQUISITION COMPANY, INC.,

                                               by /s/ Thomas J. Hoolihan
                                                  -----------------------------
                                                  Name: Thomas J. Hoolihan
                                                  Title: Secretary


                                             HELENE CURTIS INDUSTRIES, INC.,

                                               by /s/ Ronald J. Gidwitz
                                                  -----------------------------
                                                  Name: Ronald J. Gidwitz
                                                  Title: Chief Executive
                                                         Officer